INVEST IN **VERVE**

Minority-owned micro-mobility company



vervescooters.com Philadelphia PA

Technology | Infrastructure | Entertainment

LEAD INVESTOR



Rasheed Wallace Coach, Memphis Tigers

I believe in Kevin and Naim's ability to lead Verve Scooters and turn it into a highly successful, impact-driven company. Verve offers a unique solution to the first-mile/last-mile problem of every day commuters. Moreover, Verve is one of the only Black-owned scooter companies in the United States. They are the only Black-owned scooter company currently targeting inner cities to create pathways of success for people outside of suburban areas. With endorsements and live demonstrations of the product and serve from stars such as Lamar Odom and Tierra Whack, they're already on their way to taking over the industry.

Invested $1,010 this round & $100,000 previously

Highlights

1. ✅ Already operating a small fleet out of New Jersey

1. ✅ Already operating a small fleet out of New Jersey

2. 💥 40+ rides in 5 days after launch
3. 🤝 Signed international contract w/ Live Nation Urban; preparing for our festival launch
4. 💰 NBA player Rasheed Wallace is our largest investor
5. 💪 Hiring previously incarcerated employees & committed to uplifting inner-city communities
6. 🌱 We democratize access to safe, affordable, convenient, green transportation
7. 📈 Global micro-mobility market valued at $40B+ in 2020; projected to reach $195B+ by 2030

Our Team

Our Team



Kevin Thompson CEO

The first person to graduate from college in my family

The tech mobility industry is an infancy stages which allows you to tap into so many possibilities (fashion, music, entertainment). We care because we want to offer a tantalizing solution to address the first-mile/last-mile problem. For commuters to get to and from work past the last mile public transportation won't take them.



Naim Statham COO

Emoni Brisbon Chief Administrative Officer

Christian Cendejas Operation Manager



Tykeem Williams Co-founder



President/A&R of Dreamchaser Records. Founder of Barcelini clothing line.

We're poised to become the micro-mobility solution in NJ, Philly & beyond. 🛴



VERVE S
SCOOTER
VERVE S &
VERVE X
Scooters
Mobile Solutions for Urban Movers and Commuters
Partnership and Collaboration

Verve Scooters came to fruition because we saw a need for an effective, eco-friendly, affordable way of transportation for our community.

In 2020, with the safety risks of coronavirus rapidly impacting every community, we doubled down on our efforts to gather the community and cultivate more job opportunities for the previously incarcerated and inner-city youth.

We are one of few Black-owned scooter companies in the United States and presently, the only Black-owned scooter company targeting inner cities to create pathways of success for people outside of suburban areas.





Mission
We are a mobility tech company. We are one of the only minority-owned micro-mobility companies in the U.S. We are entrepreneurial ambassadors for our communities. And we are committed to employing returned citizens in the mobility and tech industries.
Vision
To create an environmentally-friendly and inexpensive mode of transportation that is reliable and helps build better communities. To create value and a premium return on investment for our partners and investors.
Brand Promise
We cultivate our brand, products and services through an organic interface with popular culture (esp. Hip-Hop Culture). We are models for youth in our communities that reflect entrepreneurial aspiration and achievement.
REASON
FOR BEING
VERVE S
SCOOTER
Vervel 2020





*Recording artist Tierra Whack on a Verve scooter at Made in American in 2019. Full video of her Verve-studded performance **here**.*


WHO VERVE IS
Knowledgeable
Innovative
Accessible
Personalized
Service-Oriented




AN EXPERIENCED MANAGEMENT TEAM
A Minority Owned Business
KEVIN THOMAS
Co-Founder/Chief Executive Officer
NAIM STATHAM
Co-Founder/Chief Operating Officer

Why we founded Verve...

We have always been interested in ways to help support the families in our community. We see the need to put the strength and confidence back into inner-city families. It was a no-brainer for us to partner with somebody (Tykeem Williams (Tak)) who has so much experience in the music industry and also has aligned aspirations for our community. They only show the negativity in hip-hop, but they don't show how this is a huge community. Also, it has many benefits, with one being a way to reach the youth.



Co-founder Kevin with Tykeem Williams (**Tak**) and basketball player **Rasheed Wallace**, Verve's largest investor.



FOUR MAIN OBJECTIVES
DESIGN
Design a powerful app that is easy to use, bug-free and has all the options that users will need.
PURCHASE
Purchase a large number of electric scooters that can be used by our customers. Initially, we are planning to purchase 100 units and spread them out throughout the city.
CREATE
Create a payment plan that is affordable and cheap for riders, profitable for battery chargers and generates a consistent source of revenue for the business.
DEVELOP
Develop an infrastructure of scooter servicing teams that will locate and pick up bikes throughout the city and place them at convenient locations for users.
Vervel 2020



MICROBILITY
What problem does microbility address
84 MILLION SHARED MICROMOBILITY TRIPS IN 2018
Microbility transit has the potential to better connect people with public transit, reduce reliance on private cars, and make the most of existing space by "right-sizing" the vehicle, all while reducing greenhouse gas emissions (Deloitte)



MICROBILITY IS THE FREEDOM TO MOVE IN SHORT DISTANCES
SHORT TRIPS
Journeys that are typically taken on other modes of transportation are usually shorter than five miles and can be replaced by the scooter. (Deloitte)
TRAFFIC
Congestion in the form of traffic is increasingly from short trips and by utilizing scooters it alleviates and diverts traffic to faster and more mobile vehicles.
LAST MILE
These services offer a tantalizing solution to address the first-mile/last-mile problem and to shrink transit deserts. (Deloitte)
Vervel 2020



Shared Micromobility Across the U.S.
As of 12/31/18
Station-based bike share only
Dockless bike share only
THE POTENTIAL FOR GROWTH


Vervel 2020


DISRUPTING
THE CAR.
0-5 MILES
ARE
60%
OF TRIPS
DISRUPTING THE CAR
Alternatives to car ownership by trip length
Micromobility
0-5 miles
Medium distance
5-15 miles
Long distance
15+ miles
BIKES & SCOOTERS
RIDE HAILING
CAR SHARING
60% of trips in the US
25% of trips in the US
15% of trips in the US
Vervel 2020


VERVE'S COMPETITIVE ADVANTAGE
We Understand Risks in Business
• Local Regulations
• Presence of Competitors
• Private Transport
• Public Transport
• Other Scooter Companies
• Parking Space Issues
• Damage and Vandalism
• New Technology Development
We Build Solutions That Work
• Working Together with Local Authorities
• Better Fee Structure
• Good Recharge Payouts
• More Efficient Scooters
• Proper Parking Incentives for Users
• Reward Systems for Responsible Behavior
Vervel 2020


THE PROCESS
Locate a scooter
Hire the scooter
Ride to destination
End the ride
Park the scooter safely
Vervel 2020




Unlisted 4
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*Here's **Lamar Odom**, former NBA basketball player, riding one of our scooters.*

WHY ELECTRIC SCOOTERS


INEXPENSIVE
1
It is an inexpensive way to travel. A single journey that used to cost $20 -$30 can now be completed for less cost.
EASE OF USE
2
Scooters are very easy to use. All you need to do is stand and balance. People who have never ridden a bicycle or driven a car in their entire life can learn how to use the scooter in five minutes.
SAFE
3
Electric scooters are very safe. The top speed is 15 miles per hour and they have an electric braking system that can bring the scooter to a stop in seconds. It is recommended that commuters keep a helmet on them for additional safety but it is not mandatory. Scooters should always be driven on the bicycle lane.
QUICK
4
Scooters are a quick means of transportation. You can easily get through even in the worst of traffic jams
Vervel 2020


PHILLY
VERVE S


WHY ELECTRIC SCOOTERS
FREE APP
5
In order to use a scooter, you need to download our app on your mobile. The app is available for free download at all app stores.
EASILY LOCATED
6
You can easily locate a scooter through the mobile app. Since scooters will be parked close to offices, shopping malls and residential areas, you should be able to find one easily within walking distance.
END OF JOURNEY EASE
7
At the end of the journey, simply park the scooter at the side in a way that does not block or cause hindrance for commuters and pedestrians. No need to take it to a docking station.
BATTERY OPERATED
8
The scooters are operated on battery power and offer a clean, green way to travel.
Vervel 2020


WHY ELECTRIC SCOOTERS
ACCESS TO BATTERY INFORMATION
9
You can check the battery power available on the scooter before you hire.
CASH FLOW OPPORTUNITIES
10
People can also make money by re-charging a scooter that is low on power.
DAILY HIRE
11
You can also get the bike for daily hire by setting up an order through the app.
PHYSICALLY ACCESSIBLE
12
The scooter is battery powered and you do not have to put a lot of effort into traveling.


WHY ELECTRIC SCOOTERS
BEST WAY TO TRAVEL
13
Electric scooters are the best way to travel for journeys to work, college, and mall or rides back home.
INEXPENSIVE
14
Verve S and Verve X scooters are the cheapest way to travel for individuals when compared with other transportation methods.
FREEDOM & INDEPENDENCE
15
You get complete freedom and independence to go where you want to go and how you get there.
STANDING
16
While scooters do not require a lot of physical effort, standing for 10 - 15 minutes does consume more calories and a good way to stay fit.


Pennsylvania needs micro-mobility.
It is an essential component of the current
WELCOME TO
Pennsylvania


needs regarding public health and the PA economy
Pursue your happiness
Verve: 2020


THE VERVE EXPERIENCE
ADDING TO THE ENTERTAINMENT
Providing an additional touch point of experience that is both functional, engaging, and part of the overall experience
CREATING A MEMORY
People remember things that they are intimately involved in and taking an active part in. It helps to solidify the desire to attend the events again.
FUN & FUNCTIONAL
Scooters will take you where you want to go while putting you in an active and fun experience.
Verve: 2020


THE Solution
Micro-mobility provides vital alternatives and complements to public transportation. The viability and sustainability of public transportation will continue to be central to commerce even with the decreased demand for public transportation during and post pandemic.
VERVE S
SCOOTER


THE Need
Private/micro-mobility will be in more demand – subways, buses are hot spots for viral infection. Micro-mobility significantly reduces exposure.
VERVE S
SCOOTER


THE Joy
Micro-mobility is also about safe, fun, and recreation in the new normal
VERVE S
SCOOTER


THE Strategy
Data-based Strategies:
Verve is prepared to conduct/partner research that quantifies the integral potential of micro-mobility to improve human transportation in safe, healthy, and environmentally sound ways.
VERVE S
SCOOTER

Downloads

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